SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cheetah Mobile Inc.

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

163075 1041

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1                   This is the CUSIP number for the American depositary shares, each representing ten Class A ordinary shares of the Issuer.

CUSIP No. 163075 104		Page 2 of 8 Pages

1	Name of Reporting Person Sheng Fu
2	Check the Appropriate Box if a Member of a Group
	(a) (b)	☐ ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 92,573,635 ordinary shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 92,573,635 ordinary shares[1]
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 92,573,635 ordinary shares[1]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.5%[2]
12	Type of Reporting Person IN

1       Includes (i) 32,500,000 Class A ordinary shares in the form of restricted ADSs and 39,062,126 Class B ordinary shares held by Sheng Global Limited, a British Virgin Islands company wholly owned by Mr. Fu, (ii) 6,954,000 Class A ordinary shares and 7,300,000 Class B ordinary shares, or 66.7% of the 10,431,000 Class A ordinary shares and 10,950,000 Class B ordinary shares, respectively, held by FaX Vision Corporation, which is a BVI company 66.7%-owned by Sheng Global Limited, (iii) 11 Class B ordinary shares, which were issued and outstanding, that have vested to Mr. Fu under the Issuer’s 2011 Share Award Scheme, and (iv) 6,757,498 Class B ordinary shares that Mr. Fu may purchase upon vesting of restricted shares granted to him under the Issuer’s 2013 Equity Incentive Plan within 60 days after December 31, 2016. The rights of the holders of Class A ordinary shares and Class B ordinary shares of the Issuer are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

2       Calculated on an as-converted basis assuming conversion of all Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP No. 163075 104		Page 3 of 8 Pages

1	Name of Reporting Person Sheng Global Limited
2	Check the Appropriate Box if a Member of a Group
	(a) (b)	☐ ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 85,816,126 ordinary shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 85,816,126 ordinary shares[1]
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 85,816,126 ordinary shares[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.0%[2]
12	Type of Reporting Person CO

1       Includes (i) 32,500,000 Class A ordinary shares in the form of restricted ADSs and 39,062,126 Class B ordinary shares held by Sheng Global Limited and (ii) 6,954,000 Class A ordinary shares and 7,300,000 Class B ordinary shares, or 66.7% of the 10,431,000 Class A ordinary shares and 10,950,000 Class B ordinary shares, respectively, held by FaX Vision Corporation, which is a BVI company 66.7%-owned by Sheng Global Limited.

2       Calculated on an as-converted basis assuming conversion of all Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP No. 163075 104	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:
Cheetah Mobile Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
Building No. 8
Hui Tong Times Square
Yaojiayuan South Road
Beijing 100123
People’s Republic of China

Item 2(a).	Name of Person Filing:
Sheng Fu
Sheng Global Limited
Item 2(b).	Address of Principal Business Office or, if none, Residence:
Sheng Fu
c/o Cheetah Mobile Inc.
Building No. 8
Hui Tong Times Square
Yaojiayuan South Road
Beijing 100123
People’s Republic of China

Sheng Global Limited
c/o Cheetah Mobile Inc.
Building No. 8
Hui Tong Times Square
Yaojiayuan South Road
Beijing 100123
People’s Republic of China

Item 2(c)	Citizenship:
Sheng Fu — The People’s Republic of China

Sheng Global Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:
Class A ordinary shares

Item 2(e).	CUSIP Number:
163075 104. This is the CUSIP number for the American depositary shares, each representing ten Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

CUSIP No. 163075 104	Page 5 of 8 Pages

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2016. The calculations are based on a total of 1,425,736,715 ordinary shares issued and outstanding as of December 31, 2016, which includes 410,608,263 Class A ordinary shares and 1,015,128,452 Class B ordinary shares:

Reporting Person: Sheng Fu	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on an as- converted basis		Percentage of aggregate voting power
(a) Amount beneficially owned:	92,573,635	(1)	53,119,635	(2)	92,573,635	(1)	—
(b) Percent of class:	20.0	%(3)	5.2%		6.5	%(4)	5.4	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	92,573,635	(1)	53,119,635	(2)	92,573,635	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	92,573,635	(1)	53,119,635	(2)	92,573,635	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1) Represents (i) 32,500,000 Class A ordinary shares in the form of restricted ADSs and 39,062,126 Class B ordinary shares held by Sheng Global Limited, a British Virgin Islands company wholly owned by Mr. Fu, (ii) 6,954,000 Class A ordinary shares and 7,300,000 Class B ordinary shares, or 66.7% of the 10,431,000 Class A ordinary shares and 10,950,000 Class B ordinary shares, respectively, held by FaX Vision Corporation, which is a BVI company 66.7%-owned by Sheng Global Limited, (iii) 11 Class B ordinary shares, which were issued and outstanding, that have vested to Mr. Fu under the Issuer’s 2011 Share Award Scheme, and (iv) 6,757,498 Class B ordinary shares that Mr. Fu may purchase upon vesting of restricted shares granted to him under the Issuer’s 2013 Equity Incentive Plan within 60 days after December 31, 2016. The Class B ordinary shares are convertible into the same number of Class A ordinary shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.

(2) Represents (i) 39,062,126 Class B ordinary shares held by Sheng Global Limited, (ii) 7,300,000 Class B ordinary shares, or 66.7% of the 10,950,000 Class B ordinary shares held by FaX Vision Corporation, (iii) 11 Class B ordinary shares, which were issued and outstanding, that have vested to Mr. Fu under the Issuer’s 2011 Share Award Scheme, and (iv) 6,757,498 Class B ordinary shares that Mr. Fu may purchase upon vesting of restricted shares granted to him under the Issuer’s 2013 Equity Incentive Plan within 60 days after December 31, 2016.

(3) To derive this percentage, (x) the numerator is the total of (i) 39,454,000 Class A ordinary shares beneficially owned by Mr. Fu and (ii) 53,119,635 Class A ordinary shares that are convertible from the same number of Class B ordinary shares beneficially owned by the reporting person, and (y) the denominator is the sum of (i) 410,608,263, being the number of the Issuer’s total Class A ordinary shares outstanding at December 31, 2016 and (ii) 53,119,635, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person.

(4) To derive this percentage, (x) the numerator is the total of (i) 39,454,000 Class A ordinary shares beneficially owned by Mr. Fu and (ii) 53,119,635 Class A ordinary shares that are convertible from the same number of Class B ordinary shares beneficially owned by the reporting person, and (y) the denominator is the sum of (i) 410,608,263, being the number of the Issuer’s total Class A ordinary shares outstanding at December 31, 2016, (ii) 1,015,128,452, being the number of the Issuer’s total Class B ordinary shares outstanding at December 31, 2016 that are convertible into the same number of Class A ordinary shares, and (iii) 6,757,498, being the number of Class B ordinary shares that Mr. Fu may purchase upon vesting of restricted shares granted to him under the Issuer’s 2013 Equity Incentive Plan within 60 days after December 31, 2016.

(5) Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of the Issuer’s Class A and Class B ordinary shares. Each holder of the Issuer’s Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of the Issuer’s Class B ordinary shares is entitled to ten votes per Class B ordinary share.

CUSIP No. 163075 104	Page 6 of 8 Pages

Reporting Person: Sheng Global Limited	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on an as- converted basis		Percentage of aggregate voting power
(a) Amount beneficially owned:	85,816,126	(1)	46,362,126	(2)	85,816,126	(1)	—
(b) Percent of class:	18.8	%(3)	4.6%		6.0	%(4)	4.8	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	85,816,126	(1)	46,362,126	(2)	85,816,126	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	85,816,126	(1)	46,362,126	(2)	85,816,126	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1) Represents (i) 32,500,000 Class A ordinary shares in the form of restricted ADSs and 39,062,126 Class B ordinary shares held by Sheng Global Limited, and (ii) 6,954,000 Class A ordinary shares and 7,300,000 Class B ordinary shares, or 66.7% of the 10,431,000 Class A ordinary shares and 10,950,000 Class B ordinary shares, respectively, held by FaX Vision Corporation, which is a BVI company 66.7%-owned by Sheng Global Limited. The Class B ordinary shares are convertible into the same number of Class A ordinary shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.

(2) Represents (i) 39,062,126 Class B ordinary shares held by Sheng Global Limited, and (ii) 7,300,000 Class B ordinary shares, or 66.7% of the 10,950,000 Class B ordinary shares held by FaX Vision Corporation.

(3) To derive this percentage, (x) the numerator is the total of (i) 39,454,000 Class A ordinary shares beneficially owned by Sheng Global Limited and (ii) 46,362,126 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 410,608,263, being the number of the Issuer’s total Class A ordinary shares outstanding at December 31, 2016 and (ii) 46,362,126, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person.

(4) To derive this percentage, (x) the numerator is the total of (i) 39,454,000 Class A ordinary shares beneficially owned by Sheng Global Limited and (ii) 46,362,126 Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 410,608,263, being the number of the Issuer’s total Class A ordinary shares outstanding at December 31, 2016, and (ii) 1,015,128,452, being the number of the Issuer’s total Class B ordinary shares outstanding at December 31, 2016 that are convertible into the same number of Class A ordinary shares.

(5) Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of the Issuer’s Class A and Class B ordinary shares. Each holder of the Issuer’s Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of the Issuer’s Class B ordinary shares is entitled to ten votes per Class B ordinary share.

CUSIP No. 163075 104	Page 7 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. 163075 104	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

Sheng Fu	/s/ Sheng Fu
Sheng Fu

Sheng Global Limited	By:	/s/ Sheng Fu
	Name:	Sheng Fu
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement